CUSIP NUMBER
04651M204
SEC FILE NUMBER
000-27338
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
COMMISSION FILE NUMBER: 0-27338

(Check one)	☐ Form 10-K ☐ Form N-SAR	☐ Form 20-F ☐ Form N-CSR	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D

For Period Ended: September 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended: ________________________________________

  Read Instruction (On Back Page) Before Preparing Form. Please Print or Type.
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Atari, Inc.

Full Name of Registrant
Infogrames, Inc.

Former Name if Applicable
417 Fifth Avenue

Address of Principal Executive Office (Street and Number)
New York, NY 10016

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Due to the delays in finalizing our March 31, 2007 Annual Report on Form 10-K and our June 30, 2007 Quarterly Report on Form 10-Q, Atari, Inc. could not complete the review of our September 30. 2007 financial statements within the 45 day reporting period. We anticipate being able to file the September 30, 2007 Quarterly Report on Form 10-Q within the permitted 5 calendar day extension period.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Kristina K. Pappa	(212)	726-4242

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     We anticipate that our net loss for the three months ended September 30, 2007 will be in the range of $7.0 to $11.0 million, or between $0.50 and $0.85 loss per share, compared with a net loss for the three months ended September 30, 2006 of $0.1 million, equal to $0.00 per share. For the nine months ended September 30, 2007 our net loss will be in the range of $18.0 to $22.0 million, or between $1.35 and $1.65 loss per share compared to a loss of $7.4 million or $0.55 loss per share.

Atari, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2007	By:	/s/ Kristina K. Pappa
		Name:	Kristina K. Pappa
		Title:	Vice President, General Counsel, and Secretary

Instruction.: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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